UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[  ] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended September 30, 2020

ASI Aviation, Inc.

(Exact name of issuer as specified in its charter)

Nevada	81-1014003
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11921 Freedom Drive, Suite 550, Reston, Virginia 20190-5667

(Full mailing address of principal executive offices)

(703) 904-4315

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our” or “our company” refer to ASI Aviation, Inc., a Nevada corporation.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our company’s future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to our company and our management and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events. The following factors, among others, may affect our forward-looking statements:

●	our ability to develop our aircraft, aircraft engine and spare parts sales and leasing operation, as well as our aviation consulting services;

●	our ability to pursue international opportunities and comply with local and international regulations;

●	our ability to manage a rapidly growing company;

●

the impact and effects of the global outbreak of the coronavirus (COVID-19) pandemic, and other potential pandemics or contagious diseases or fear of such outbreaks, on the global airline and related spare parts industries;

●	the number of aircrafts in service in our markets, including consolidation of the airline industry or changes in fleet size by one or more of our future commercial airline partners;

●	the economic environment and other trends that affect both business and leisure travel;

●	the continued demand for aircraft spare parts and leasing operations;

●	our ability to obtain required aviation and other licenses and approvals necessary for our operations;

●	our ability to enter into agreements to acquire aviation related assets such as spare parts inventories, or synergistic businesses operating in the aviation industry; and

●	changes in laws, regulations and interpretations affecting aviation.

Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” included in our Offering Statement (the “Offering Statement”) on Form 1-A, as amended and supplemented to date (File no. 024-10786), and matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

The specific discussions herein about our company include financial projections and future estimates and expectations about our company’s business. The projections, estimates and expectations are presented in this report only as a guide about future possibilities and do not represent actual amounts or assured events. All the projections and estimates are based exclusively on our management’s own assessment of our business, the industry in which we work and the economy at large and other operational factors, including capital resources and liquidity, financial condition, fulfillment of contracts and opportunities. The actual results may differ significantly from the projections.

2

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes, and other financial information. Our Management’s Discussion and Analysis contains not only statements that are historical facts, but also statements that are forward-looking. Forward-looking statements are, by their very nature, uncertain and risky. These risks and uncertainties include international, national, and local general economic and market conditions; our ability to sustain, manage, or forecast growth; our ability to successfully make and integrate acquisitions; new product offerings; existing government regulations and changes in, or the failure to comply with, government regulations; adverse publicity; competition; the ability to acquire and keep significant customers or suppliers; fluctuations and difficulty in forecasting operating results; change in business strategy or development plans; business disruptions; the ability to attract and retain qualified personnel; the risk of foreign currency exchange rate; and other risks that might be detailed from time to time in our filings with the Securities and Exchange Commission (the “SEC”).

Although the forward-looking statements in this report reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by them. Consequently, and because forward-looking statements are inherently subject to risks and uncertainties, the Company cannot guarantee future results, and the actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. You are urged to carefully review and consider the various disclosures made by us in this report, in the Offering Statement and in our other reports as we attempt to advise interested parties of the risks and factors that may affect our business, financial condition, and results of operations and prospects.

Overview.

Business Overview

The Company was incorporated under the laws of the State of Nevada on December 29, 2015. We are a developmental stage company principally involved in the business of developing our aircraft, aircraft engines and aircraft spare parts leasing and sales operations, and aviation consultancy services. The Company will also be exploring potential acquisitions of aviation related assets such as spare parts inventories or synergistic businesses in the aviation industry and international opportunities. We entered into an asset acquisition agreement with Jet X Aerospace LLC. We had a stockholder’s equity of ($59,640) at September 30, 2020.

The Jet X Aerospace Agreement

On February 10, 2020, the Company, Jet X Aerospace LLC (“Jet X”) and David Carver, Jayson Carver and Demetri Xydas (the “Selling Members”) entered into an asset purchase agreement (the “Agreement”) pursuant to the terms of which the Company agreed to acquire (the “Acquisition”), subject to certain conditions, substantially all of the assets of Jet X. The Agreement was amended five times, and, most recently on October 19, 2020 a new agreement was signed, primarily to extend the closing date for an additional 30 days. That additional 30 days has expired, however, and the new agreement is currently being renegotiated by the Parties for a further extension.

On October 19, 2020, the Agreement, originally signed on February 10, 2020, was replaced with a new agreement revised to reflect a lower valuation from a new appraisal of Jet X’s spare parts. A new closing was to take place by November 19, 2020, within 30 days after execution of the new agreement, subject to the satisfaction or waiver of all conditions to the obligation of the parties to consummate the transactions per the revised agreement. As of the date hereof, the closing date for the new agreement has passed and is currently being renegotiated by the Parties for an additional extension. We can provide no assurance that this new agreement with Jet X will be further extended or that the proposed Acquisition will be consummated.

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The ZAV Airways Agreement

On August 18, 2017, the Company and Harlequin Consultancy Services Pvt. Ltd (“HCS”) entered into an exclusive and irrevocable Buyer Mandate Agreement (the “Buyer Agreement”) with ZAV Airways Pvt. Ltd (“ZAV Airways”), a regional airlines company based in the North East and Eastern Regions of India, to represent ZAV Airways in the potential purchase of two aircraft. the Company and HCS entered into a separate agreement relating to our respective duties and the sharing of potential commissions under the Buyer Agreement. Under the terms of our agreements with ZAV Airways and HCS, HCS will be responsible for building a working relationship with ZAV Airways and the Company will be responsible for locating aircraft, coordinating aircraft inspections, negotiating with aircraft sellers, legal fees in preparation of aircraft sales agreements, coordinating aircraft modifications, and arranging for delivery of the aircraft to modification centers and final delivery locations. the Company will retain 80% and HCS will retain 20% of any commissions or fees paid under the Buyer Agreement after deduction of direct expenses related to the aircraft delivery. On December 18, 2017, the Company and HCS extended the Buyer Agreement with ZAV Airways for an additional 18-month period and, on August 2, 2019, the Company extended the Buyer Agreement with ZAV Airways again, for an additional 18 months.

In order to generate working capital to fund our core business, prior to FY 19, we provided IT business development consulting services on a contractual basis to private companies operating in the federal government sector. To date, we have provided these services to one such company.

Before the global outbreak of the coronavirus disease (“COVID-19”) pandemic hit, the aviation industry had anticipated high passenger volume and aircraft fleet growth over the next decade. Now, however, with the arrival of the COVID-19 pandemic, the aviation industry is suddenly facing a new environment where operating fleet capacities have been drastically reduced and passenger demand has declined precipitously. We expect these conditions to remain for the foreseeable future. If the global COVID-19 situation results in prolonged lock-downs and the introduction of a coronavirus vaccine is delayed, airlines’ financial strength will be greatly impacted and this will change the aviation industry landscape. Privately operated airports will face difficulties in keeping costs down when there is negligible revenue generation. Also, the uncertain nature of this coronavirus pandemic has severely marred passenger confidence, which may take time to rebuild post-crisis. Weak passenger confidence in travel and declining economic conditions among many countries will impact the total number of passengers travelling, in both the domestic and international segments. We expect that it will take a number of years for passenger numbers to reach pre-pandemic levels.

The prevailing condition attributed by covid-19 has impacted drastically the Company’s ability to raise the debt and/or equity capital to make its first target acquisition. This has affected the Company’s plan for growth and expansion as well as put a financial strain on the company. However, the recent approval by FDA and availability and distribution of corona vaccines from Pfizer and Moderna to public is expected to control the spread of covid-19 infection as well as and normalize financial conditions affecting the world economic starting middle of the next year.

Plan of Operation

We believe our cash balance as reported in our financial statements is not sufficient to fund our growth plan for any period of time. In order to fully implement our plan of operations for the next 12-month period, we will need to raise a significant amount of funds in the offering. The discussion below is based on the assumption that we will be able to raise the $5 million maximum amount in the offering. After the next 12-month period we may need to raise additional financing. We do not currently have any arrangements for such additional financing.

We have generated minimal revenues to date and, although we expect to begin generating significant revenues during the next 12-months and to raise significant capital in the offering, there can be no assurances that we will be successful in these endeavors. This means that there is substantial doubt that we can continue as a going concern for the next 12-months unless we obtain additional capital to execute our plan of operations. We believe that the actions presently being taken to further implement our business plan and generate revenues provide the opportunity for us to continue as a going concern.

4

During the next 12 months, we expect to engage in the following business development activities:

●	Leasing, Sales and Support – We plan to offer aircraft, aircraft engines and aircraft spare parts leasing and sales, and related support functions, and to represent various parties as brokers, providing search and procurement services with respect to various types of commercial aircraft.

●	Aviation Consultancy – We plan to provide consulting services to domestic, commercial vendors and governments including airline market analysis, selection of airline management teams, airline financial projections, selection of aircraft, aircraft purchase or leasing recommendations, and preparation and processing US government procurement solicitations.

●	On-Site Maintenance and Operational Support – We plan to provide recommendations in the hiring and training of personnel needed to support aircraft maintenance operations and spare parts inventory, maintenance of aircraft records, and flight crew hiring and training.

●	Aircraft Charter and Ferry Services – We plan to arrange for passenger air transportation with existing certificated air carrier(s) with aircraft charter services provided on an hourly, monthly or yearly basis, and to arrange for flight crews for the movement of aircraft from point of origin to final destination, for governments, and domestic, commercial vendors.

●	IT Business Development Consulting Services – We intend to continue to offer IT Business Development, Messaging and Capture Management services on a contractual basis to private companies operating in the federal government sector.

Assuming we are successful in raising at least $500,000 in the offering, although there can be no assurances that we will do so, we plan to take the following steps to develop our core aviation business: (1) Finalize our selection of initial spare parts inventories/engines/aircraft for inspection, audit, appraisals, negotiations and purchase; (2) Advertise for the hiring of qualified personnel for key positions within the Company; (3) Select and build out office and spare parts facilities, including warehousing space, and acquire furnishings and equipment for daily operations; (4) Begin purchasing and receiving spare parts inventories and engines at the warehousing facilities; (5) Move acquired aircraft to designated areas in our facility where engines and all parts will be removed and shipped for repairs and overhaul, prepared and inventoried for future sales; (6) Begin marketing the spare parts and engines that we have acquired for sales and leasing to various participants in the aviation industry; (7) Begin the brokerage of aircraft for sales and/or leasing to commercial and government aviation operators; and (8) Begin paying our executives compensation as designated elsewhere in this Form 1-K.

5

More specifically, we plan to reach the following milestones during the initial 12 months following a successful completion of our ongoing Regulation A offering:

Milestone	Time Frame for Reaching Milestone	Estimated Milestone Expense (assuming the $5,000,000 maximum amount is raised in our Regulation A offering)
Acquisition of Facilities – Corporate Offices and Warehousing: ● Corporate Offices Lease ● Corporate Office Security Deposit ● Warehouse Facility Lease ● Warehouse Facility Security Deposit ● Insurance Liability/damage ● Utilities Electric/security monitoring ● Furnishings and Equipment	The funding of a minimum of $500,000 is raised in our ongoing Regulation A offering.	$362,500

Executive Officer, Director and Consultant Payments: Initially to Dr. B. B. Sahay, James Flynn, James Silvester and L. Carl Jacobson	Monthly payments of approximately $35,000 will be made to existing executives once a minimum of $500,000 is raised in our ongoing Regulation A offering.	$392,260

Personnel Hiring: ● Buyers and Sales Representatives ● Director of Maintenance ● Director of Records ● Director of Quality Assurance ● Corp. General Staffing ● Warehouse Staffing ● Taxes and Benefits 20% ● G & A Expenses	The funding of a minimum of $500,000 is raised in our ongoing Regulation A offering.	$1,137,127

Acquisition of Spare Parts Inventories: ● Initial Cost Functions: Travel, audit and appraisal ● Purchases: Spare parts/engines ● Purchase Related Costs: Repair and overhaul of inventory/engines; delivery	The funding of a minimum of $500,000 is raised in our ongoing Regulation A offering.	$2,480,613

Acquisition of Jet X Aerospace Assets	Conditioned on the funding of a minimum of $5,000,000 by August 7, 2020.	$5,000,000	*

* Some or all of the funds required for the proposed Jet X asset acquisition may come from sources other than the ongoing Regulation A offering. There can be no guarantee that we will be able to raise these additional funds.

We expect that sources of funding for the above listed milestones will be derived from our ongoing Regulation A offering, the sale of spare parts and engines, aircraft sales commissions, consulting fees, engine leasing and additional debt and/or equity financings.

We can provide no assurances, however, that we will be able to successfully raise sufficient funds in the offering to begin to execute these plans, to reach any of the above specified milestones, or to develop, offer and generate revenues from any of our designated business activities and development actions. Also, we cannot assure you that we will be able to raise additional capital or debt as and when needed on acceptable terms if at all.

We expect to generate future revenue from our aviation consultancy services and aircraft, aircraft spare parts and aircraft engine sales and leasing operations. Our management has developed relationships with existing air carriers and companies operating government contracts with the U.S. Department of Defense, U.S. Marshals Service and the Department of Homeland Security. The Company hopes to be able to harness those relationships its team has already cultivated in order to allow its management consulting services to gain traction. The Company has developed a unique capability and strategy in the leasing and buying of aircraft to support businesses on commercial or government contracts requiring dry (aircraft only) or wet (aircraft with crew, maintenance services and insurance) aircraft lease operations.

Our total revenues were $0 and $0 (zero dollars) for the six months ended September 30, 2020 and 2019, respectively. Our net loss for the six months ended September 30, 2020 was $88,250 as compared to a net loss of $34,085 for the six months ended September 30, 2019.

6

Results of Operations

Comparison for the six months ended September 30, 2020 and September 30, 2019

The following table sets forth key components of our results of operations during the six months ended September 30, 2020 and September 30, 2019.

	For the six months ended September 30, 2020 and 2019,		Change
	2020	2019	$	%
Revenue	$-	$-	$-	-
Cost of services
Operating expenses	88,250	34,085	54,165	159
Income (loss) from operations before income taxes	(88,250)	(34,085)	(54,165)	159
Tax Expense	-	-	-	-
Net income (loss) after income tax	$(88,250)	$(34,085)	$(54,165)	159

Revenue. Our revenues were $0 for the six months ended September 30, 2020, and were $0 the six months ended September 30, 2019, as we are still developing our core business in aircraft spare parts sales and leasing operations and an aviation management consulting firm.

Cost of services. Our cost of services was $0 for the six months ended September 30, 2020, and $0 for the six months ended September 30, 2019.

Operating expenses. Our operating expenses were $88,250 which represent cost of bonus, professional fees, corporate fees and taxes and other office expenses for the six months ended September 30, 2020, and $34,085 for the six months ended September 30, 2019. This increase in operating expenses was due to bonus and other expenses.

Income (loss) before income taxes. We had net loss before income taxes of $88,250 for the six months ended September 30, 2020, compared to $(34,085) for the six months ended September 30, 2019. This decrease in loss was due to reduction in legal and audit fees, and other expenses.

Income tax expense (benefit). Income tax expense was $0 for the six months ended September 30, 2020 and was $0 a for the six-month period ended September 30, 2019, therefore no tax benefit accrued for the both years.

Liquidity and Capital Resources

In order to implement the Company’s plan of operations for the next twelve (12) month period, we require a minimum of $500,000 of funding from this offering. We anticipate that after the initial twelve (12) month period we will need additional financing.

As of September 30, 2020, we had cash and cash equivalents of $48,370. To date, we have financed our operations primarily through the sale of our common stock.

The following table provides detailed information about our net cash flow for all financial statement periods presented in this report:

Cash Flow

	For the six months ended September 30,
	2020	2019
Net cash provided by (used in) operating activities	$(65,055)	$(26,363)
Net cash provided by (used in) financing activity	8,750	200,500
Net increase (decrease) in cash and cash equivalents	(56,305)	173,137
Cash at beginning of period	104,675	20,447
Cash at end of period	$48,370	$194,584

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Financing Activities

As of six months ended September 30, 2020, the Company sold 0 shares of its common stock at the price of $1.00 per share for a total amount of $0 in its ongoing public offering pursuant to Regulation A. The Company filed a Form 1-A (SEC File No. 024-10786) with the SEC on December 29, 2017 and the offering was qualified by the SEC on July 17, 2018. The Company’s most recent post-qualification amendment to its Form 1-A was qualified by the SEC on July 27 2020. Subsequently, since September 30, 2020, the Company has not sold any additional shares of common stock in its Regulation A offering. The total amount raised to date in this Regulation A offering is $225,000.

Operating Activities

Net cash is used to cover operating expenses such as bonus, accounting, auditing, legal, consultants, professional services, rent, telephone, licenses and taxes, which were higher in the six month period ended September 30, 2020 compared to the same period in 2019. Currently available working capital will not be adequate to sustain our operations at our current levels from the date of this filing through the next 12 months. We expect to satisfy our working capital requirements over the next 12 months through the sale of equity or debt securities. However, we do not have any commitment from any third party to invest in our company or otherwise acquire any of our equity or debt securities. Furthermore, even if we successfully raise sufficient capital to satisfy our needs over the next twelve (12) months, in the future, we will require additional cash resources due to changed business conditions, implementation of our strategy to expand our business or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Inflation

Inflation and changing prices have not had a material effect on our business and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future. However, our management will closely monitor price changes in our industry and continually maintain effective cost control in operations.

Off Balance Sheet Arrangements

As of September 30, 2020, and March 31, 2020, we did not have any off-balance sheet arrangements.

Commitments and Contractual Obligations

The Company has entered into agreements with certain employees and contractors. The following is a complete list of those commitments as of September 30, 2020.

Employment Agreements with Dr. B.B. Sahay and Mr. James Flynn. These agreements as currently in effect include a base annual salary of $150,000 and $120,000 for Dr. Sahay and Mr. James Flynn, respectively. Both are also eligible for up to five (5) performance-based bonuses of $30,000 for Dr. Sahay (for a total of up to $150,000) and $20,000 for Mr. Flynn (for a total of up to $100,000). These salaries and bonuses are subject to the Company meeting certain funding and performance milestones. No amounts were earned or owed under these agreements as of September 30, 2020 and March 31, 2020, excluding the CEO’s bonus.” Additionally, On September 24, 2020 in a special meeting of ASI Board of Directors, the Board approved a Cash Bonus, in amount of $50,000 by Dr. Sahay, Chief Executive Officer for his valuable services, to be drawn down as and when, he deems appropriate. As of September 30, 2020, $17,050 of the $50,000 bonus granted on September 24, 2020 has been drawn down and the remaining $32,950 has been accrued for.

8

Consulting Agreements with Dr. James L Sylvester and Dr. L. Carl Jacobsen. These engagement agreements as currently in effect include a base hourly rate of $125 for Dr. James L. Silvester, and a base hourly rate of $50 for Dr. L. Carl Jacobsen. These compensation arrangements are subject to funding and performance. No amounts were earned or owed under these agreements as of September 30, 2020 and March 31, 2020

On August 4, 2017, the Company entered into an agreement with Colors, a builder and real estate consultant in New Delhi, India. The terms of that agreement allowed the Company to use shared office space at no cost until the Company was funded or began to generate revenue from its projects in India. Our agreement with Colors has terminated and we are now in the process of looking for new office space in New Delhi.

Our agreement with Colors ended in August 2018. We are in process of negotiating a similar agreement with another company in India. No amounts were earned or owed under these agreements as of September 30, 2020.

Effective August 2017, the Company entered into an agreement with independent contractor Nishant Goyal to serve as Director of Business Development in India. The Company has not determined the compensation for this position as the Company has not generated any revenues from its projects in India yet. No amounts were incurred or owed as of September 30, 2020.

On July 21, 2018, the Company entered into an agreement with Willis Kavin Ayieko an independent contractor, to serve as Analyst/Representative in Kenya for researching and advising ASI on aviation related projects developed through his networking and contacts in the aviation community within East Africa. His compensation will consist of a 10% commission of the gross earnings received by ASI for any and all projects developed by him or assigned by Mr. Flynn within East Africa. No amounts were incurred or owed as of September 30, 2020.

Seasonality

We do not believe that our business will be subject to significant seasonal variations.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Income Taxes

The Company follows FASB ASC 740, “Income Taxes,” when accounting for income taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Tax years from 2015 through 2019 remain subject to examination by major tax jurisdictions.

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On December 22, 2017, the United States enacted significant changes to the U.S. tax law following the passage and signing of H.R.1, “An Act to Provide for Reconciliation Pursuant to Titles II and V of the Concurrent Resolution on the Budget for Fiscal Year 2018” (the “Tax Act”) (previously known as “The Tax Cuts and Jobs Act”). The Tax Act significantly revised the U.S. corporate income tax regime by, among other things, lowering the corporate tax rate from 35% to 21%. The Tax Act reduced the U.S. corporate income tax rate reduction to 21% becomes effective January 1, 2018. Since the Company did not have previously recorded deferred tax assets and liabilities as of March 31, 2018, applying the reduced corporate income tax rate resulted in no provisional decrease to the deferred tax assets and liabilities or corresponding adjustment to the valuation allowance as of March 31, 2019 due to the Tax Act.

Recent Accounting Pronouncements

In February 2016 FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted for all entities. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application, with an option to elect to use certain transition relief. In July 2018, the FASB issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases.” The amendments in ASU 2018-10 clarify, correct or remove inconsistencies in the guidance provided under ASU 2016-02 related to nineteen specific issues identified. Also, in July 2018, the FASB issued ASU No. 2018-11 “Leases (Topic 842): Targeted Improvement” which now allows entities the option of recognizing the cumulative effect of applying the new standard as an adjustment to the opening balance of retained earnings in the year of adoption while continuing to present all prior periods under previous lease accounting guidance. The effective date and transition requirements for these two ASUs are the same as the effective date and transition requirements as ASU 2016-02. There was no effect to our financial statements upon adoption of this standard.

Revenue Recognition

Financial Instruments

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” or ASU 2016-13, which modifies the measurement of expected credit losses of certain financial instruments. ASU 2016-13 will be effective for fiscal years beginning after December 15, 2022 including interim periods within those fiscal years and for us in our first quarter of 2023 and early adoption is permitted. We do not believe the adoption of ASU 2016-13 will have a material impact on our financial statements.

Item 2. Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA, but was not reported.

Item 3. Financial Statements

The accompanying semiannual unaudited financial statements have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholder’s equity (deficit) in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements for the year ended March 31, 2020 included in the Company’s Offering Statement and filed with the SEC as part of its Form 1-A. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended September 30, 2020 are not necessarily indicative of the results that can be expected for the year ending March 31, 2021.

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ASI Aviation, Inc.

Condensed Financial Statements

For the six months ended September 30, 2020 and 2019

(Unaudited)

ASI AVIATION, INC.

CONDENSED BALANCE SHEETS

(Unaudited)

	September 30, 2020	March 31, 2020
ASSETS
Current Assets:
Cash	$48,370	$104,675
Loan receivable	5,000	-
Prepaid expenses	520	521
Total Current Assets	53,890	105,196

Total Assets	$53,890	$105,196
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current Liabilities:
Accounts payable	$56,739	$48,886
Accrued expenses	33,041	17,700
Loans from Cares Act, currnet portion	1,146	-
Loans	10,000	10,000
Total Current Liabilities:	100,926	76,586
Long Term Liabilities:
Loans from Cares Act, long term	12,604	-
Total Liabilities	113,530	76,586

Commitments and Contingencies

Stockholders’ Equity (Deficit):
Common stock, par value $0.0001, 100,000,000 Authorized, 10,267,350 and 10,042,350 outstanding as of September 30, 2020 and March 31, 2020	1,027	1,027
Additional paid in capital	267,323	267,323
Accumulated deficit	(327,990)	(239,740)
Total Stockholders’ Equity (Deficit)	(59,640)	28,610

Total Liabilities and Stockholders’ Equity (Deficit)	$53,890	$105,196

The accompanying notes are an integral part of these condensed unaudited financial statements.

F-1

ASI AVIATION, INC.

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Six months ended
	September 30, 2020	September 30, 2019
Revenue	$-	$-
Cost of services	-	-
Gross profit	-	-

Operating expenses:
Professional fees	27,317	25,514
Bonus	50,000	-
Other expenses	10,933	8,571

Total operating expenses	88,250	34,085

Net loss before taxes	(88,250)	(34,085)
Tax expense	-	-
Net loss	$(88,250)	$(34,085)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.01)	$(0.00)
WEIGHTED AVERAGE NUMBER OF COMMON STOCK OUTSTANDING (BASIC AND DILUTED)	10,267,350	10,063,252

The accompanying notes are an integral part of these condensed unaudited financial statements.

F-2

ASI AVIATION, INC.

CONDENSED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

	Six Months Ended September 30, 2020
	Common stock		Additional paid in	Accumulated	Total Stockholders’
	Shares	Amount	capital	deficit	equity (Deficit)
Beginning balance, April 1, 2020	10,267,350	$1,027	$267,323	$(239,740)	$28,610
Net loss	-	-	-	(88,250)	$(88,250)
Ending balance, September 30, 2020	10,267,350	$1,027	$267,323	$(327,990)	$(59,640)

	Six Months Ended September 30, 2019
	Common stock		Additional paid in	Accumulated	Total Stockholders’
	Shares	Amount	capital	deficit	equity (Deficit)
Beginning balance, April 1, 2019	10,042,350	$1,004	$42,346	$(96,324)	$(52,974)
Issuance of common stock	225,000	23	224,977	-	225,000
Net loss	-	-	-	(34,085)	(34,085)
Ending balance, September 30, 2019	$10,267,350	$1,027	$267,323	$(130,409)	$137,941

The accompanying notes are an integral part of these condensed unaudited financial statements.

F-3

ASI AVIATION, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	September 30, 2020	September 30, 2019
Cash Flows From Operating Activities:
Net loss	$(88,250)	$(34,085)
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	23,195	7,722
Net cash used in operating activities	(65,055)	(26,363)

Cash Flows From Financing Activities:
Proceeds from related party loan	-	10,250
Repayment of related party loan	-	(44,750)
Proceeds from loans	13,750	22,000
Repayment of loans	-	(12,000)
Loan Receivables	(5,000)	-
Proceeds from sale of common stock	-	225,000
Net cash provided by financing activities	8,750	200,500

Net increase (decrease) in cash	(56,305)	174,137
Cash, beginning of period	104,675	20,447

Cash, end of period	$48,370	$194,584

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,134	$556
Cash paid for taxes	$-	$-

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-4

ASI AVIATION, INC.

Notes to Condensed Financial Statements

(Unaudited)

For the six months ended September 30, 2020 and 2019

Note 1. Organization, History and Business

ASI Aviation, Inc. is a Nevada corporation (the “Company”), incorporated under the laws of the State of Nevada on December 29, 2015. The fiscal year-end of the Company is March 31. The business plan of the Company is to develop an aircraft and aircraft spare parts sales and leasing operation, as well as providing aviation management and business development consulting services to private and public companies/governments agencies. Also, the company plans to bid on the US federal and State government contracts for aviation services to expand its business in aviation sector. The Company will also be exploring potential acquisitions in the aviation industry.

The Jet X Aerospace Agreement

On February 10, 2020, the Company, Jet X Aerospace LLC (“Jet X”) and David Carver, Jayson Carver and Demetri Xydas (the “Selling Members”) entered into an asset purchase agreement (the “Agreement”) pursuant to the terms of which the Company has agreed to acquire (the “Acquisition”), subject to certain conditions, substantially all of the assets of Jet X. The Agreement has been amended six times, most recently on October 19, 2020 to extend the closing date within 30 days; however, it is currently being negotiated by the Parties for modification and/or extension.

On October 19, 2020, the Asset Purchase Agreement (APA) originally signed on February 10, 2020, was revised due to lower valuation from appraisal of Seller’s spare parts, with closing to take place within 30 days after execution of this Asset Purchase Agreement, subject to the satisfaction or waiver of all conditions to the obligation of the parties to consummate the transactions per the revised APA. At the moment, the closing date for the APA has expired and is currently being negotiated by the Parties for modification and/or extension.

Jet X is in the business of providing customer support, solutions and management to the aviation industry including, spare parts inventory procurement and management, purchase support and supply chain management, component repair and vendor management, maintenance support for light, scheduled and heavy checks, power plant management and support and aviation industry consulting.

The Company cannot make any assurances at this time that all or any of the substantive conditions to closing will be met in a timely fashion, if at all.

The Agreement may be terminated at any time by mutual consent of the Company and Jet X and by Jet X if the preconditions required to be fulfilled by the Company subject to that date being extended by mutual consent of the Company, Jet X and the Selling Members.

F-5

ASI AVIATION, INC.

Notes to Condensed Financial Statements

(Unaudited)

For the six months ended September 30, 2020 and 2019

The ZAV Airways Agreement

On August 18, 2017, the company and Harlequin Consultancy Services Pvt. Ltd (“HCS”) entered into an exclusive and irrevocable Buyer Mandate Agreement (the “Buyer Agreement”) with ZAV Airways Pvt. Ltd (“ZAV Airways”), a regional airlines company based in the North East and Eastern Regions of India, to represent ZAV Airways in the potential purchase of two aircraft. The company and HCS entered into a separate agreement relating to our respective duties and the sharing of potential commissions under the Buyer Agreement. Under the terms of our agreements with ZAV Airways and HCS, HCS will be responsible for building a working relationship with ZAV Airways and the company will be responsible for locating aircraft, coordinating aircraft inspections, negotiating with aircraft sellers, legal fees in preparation of aircraft sales agreements, coordinating aircraft modifications, and arranging for delivery of the aircraft to modification centers and final delivery locations. The company will retain 80% and HCS will retain 20% of any commissions or fees paid under the Buyer Agreement after deduction of direct expenses related to the aircraft delivery. On December 18, 2017, the company and HCS extended the Buyer Agreement with ZAV Airways for an additional 18-month period and, on August 2, 2019, the company extended the Buyer Agreement with ZAV Airways again, for an additional 18 months.

The COVID-19 Impact:

Before the global outbreak of the coronavirus disease (“COVID-19”) pandemic hit, the aviation industry had anticipated high passenger volume and aircraft fleet growth over the next decade. Now, however, with the arrival of the COVID-19 pandemic, the aviation industry is suddenly facing a new environment where operating fleet capacities have been drastically reduced and passenger demand has declined precipitously. The company expect these conditions to remain for the foreseeable future. If the global COVID-19 situation results in prolonged lock-downs and the introduction of a coronavirus vaccine is delayed, airlines’ financial strength will be greatly impacted and this will change the aviation industry landscape. Privately operated airports will face difficulties in keeping costs down when there is negligible revenue generation. Also, the uncertain nature of this coronavirus pandemic has severely marred passenger confidence, which may take time to rebuild post-crisis. Weak passenger confidence in travel and declining economic conditions among many countries will impact the total number of passengers travelling, in both the domestic and international segments. Company expect that it will take a number of years for passenger numbers to reach pre-pandemic levels.

The prevailing condition attributed by Covid-19 has impacted drastically the Company’s ability to raise the debt and/or equity capital to make its first target acquisition. This has badly affected the Company’s plan for growth and expansion as well as put a financial strain on the company. The promise of the upcoming corona virus vaccines however, is expected to improve the airlines’ as well as other industries’ financial health, and hopefully bring back the investors’ confidence for investments and normalize world economy starting from the middle of the year 2021.

The accompanying notes are an integral part of these financial statements

F-6

ASI AVIATION, INC.

Notes to Condensed Financial Statements

(Unaudited)

For the six months ended September 30, 2020 and 2019

Note 2. Going Concern

The accompanying condensed unaudited financial statements have been prepared assuming that the Company will continue as a going concern. Currently, the Company has limited operating history, has a net loss of $88,250 for the six months ended September 30, 2020, and had an accumulated deficit of $327,990 of September 30, 2020. Management believes that the Company’s capital requirements will depend on many factors including the success of the Company’s development efforts and its efforts to raise capital. Management also believes the Company needs to raise additional capital for working capital purposes. There is no assurance that such financing will be available in the future. The conditions described above raise substantial doubt about the Company’s ability to continue as a going concern. The condensed unaudited financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 3. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying condensed unaudited financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Use of Estimates

The preparation of condensed unaudited financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed unaudited financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the six-month periods ended September 30, 2020 are not necessarily indicative of the results that may be expected for the year ending March 31, 2021.

These condensed unaudited financial statements should be read in conjunction with the financial statements and footnotes thereto included in the Company’s 1-SA for the year ended March 31, 2020.

F-7

ASI AVIATION, INC.

Notes to Condensed Financial Statements

(Unaudited)

For the six months ended September 30, 2020 and 2019

Income Taxes

The Company follows FASB ASC 740, “Income Taxes,” when accounting for income taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Tax years from 2016 through 2019 remain subject to examination by major tax jurisdictions.

On December 22, 2017, the United States enacted significant changes to the U.S. tax law following the passage and signing of H.R.1, “An Act to Provide for Reconciliation Pursuant to Titles II and V of the Concurrent Resolution on the Budget for Fiscal Year 2018” (the “Tax Act”) (previously known as “The Tax Cuts and Jobs Act”). The Tax Act significantly revised the U.S. corporate income tax regime by, among other things, lowering the corporate tax rate from 35% to 21%. The Tax Act reduced the U.S. corporate income tax rate reduction to 21% becomes effective January 1, 2018. Since the Company did not have previously recorded deferred tax assets and liabilities as of March 31, 2018, applying the reduced corporate income tax rate resulted in no provisional decrease to the deferred tax assets and liabilities or corresponding adjustment to the valuation allowance as of March 31, 2020 due to the Tax Act.

Recent Accounting Pronouncements

In February 2016 FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted for all entities. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application, with an option to elect to use certain transition relief. In July 2018, the FASB issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases.” The amendments in ASU 2018-10 clarify, correct or remove inconsistencies in the guidance provided under ASU 2016-02 related to nineteen specific issues identified. Also, in July 2018, the FASB issued ASU No. 2018-11 “Leases (Topic 842): Targeted Improvement” which now allows entities the option of recognizing the cumulative effect of applying the new standard as an adjustment to the opening balance of retained earnings in the year of adoption while continuing to present all prior periods under previous lease accounting guidance. The effective date and transition requirements for these two ASUs are the same as the effective date and transition requirements as ASU 2016-02. The adoption of ASU 2016.02 did not have a material impact on the condensed unaudited financial statements

Note 4. Loan Receivable

On September 21, 2020, company entered into a loan agreement with Jet X Aerospace LLC, in the amount of $5,000 with 3% interest per annum payable on or before 4 months from the date of execution of this note.

Note 5. Loans

On July 1, 2019, the Company entered into a loan agreement payable with third party for the amount of $10,000 with a 6% interest per annum maturing on June 30, 2021. The loan outstanding balance is $10,000 as of September 30, 2020.

F-8

ASI AVIATION, INC.

Notes to Condensed Financial Statements

(Unaudited)

For the six months ended September 30, 2020 and 2019

Note 6. Related Party Transactions

On November 11, 2019 in a special meeting of ASI Board of Directors, the Board approved a Cash Bonus, in amount of $50,000 by Dr. Sahay, Chief Executive Officer for his valuable services, to be drawn down as and when, he deems appropriate, of which all has drawn down as of 09/30/2020. Additionally, On September 24, 2020 in a special meeting of ASI Board of Directors, the Board approved a Cash Bonus, in amount of $50,000 by Dr. Sahay, Chief Executive Officer for his valuable services, to be drawn down as and when, he deems appropriate. As of September 30, 2020, $17,050 of the $50,000 bonus granted on September 24, 2020 has been drawn down and the remaining $32,950 has been accrued for.

On November 26, 2019, Company signed a restricted stock unit agreement (vested upon performance threshold) to issue James Silvester 500,000 of restricted stock units. The restricted stock units shall be eligible for vesting under this agreement only upon the achievement of a performance goal set forth in this agreement i.e., which is upon the consummation of the Company’s first acquisition.

Note 7. Common Stock

The holders of the Company’s common stock are entitled to one vote per share of common stock held. There was no activity during the 6 months ended 9/30/2020.

Note 8. Commitments and Contingencies

The Company has entered into agreements with certain employees and contractors. The agreements included various executive employment and consulting agreements.

The Company entered into two executive employment agreements which include a base annual salary of $150,000 and $120,000 for Dr. Sahay and James Flynn, respectively. Both are also eligible for up to five performance-based bonuses of $30,000 (for Dr. Sahay; a total of up to $150,000) and $20,000 (for Mr. Flynn; a total of $100,000). These salaries and bonuses are subject to funding and performance. No amounts were earned or owed under these agreements as of September 30, 2020 and March 31, excluding the CEO’s $50,000 bonus earned in FY2020 and FY 2021.

The Company entered into three consulting agreements which include a base hourly rate of $125 for Dr. James L. Silvester. $50 for Dr. L. Carl Jacobsen, $50 for Ms. Danette Peneburgh. No amounts were earned or owed under these agreements as of September 30, 2020 and March 31,2020.

In May 2016, the Company entered into an agreement with Colors, Indian builder and real estate consultant (“Colors”). The terms of that agreement allow the Company to use a shared office space at no cost until the Company is funded or begins to generate revenues from its projects in India. On August 4, 2017, a new agreement was signed with Colors which extends the terms for another year at no cost until the company is funded or begins to generate revenues from its projects in India. Our agreement with Colors ended in August 2018. The company are in process of negotiating a similar agreement with another company in India. No amounts were earned or owed under these agreements as of September 30, 2020 and March 31, 2020.

F-9

ASI AVIATION, INC.

Notes to Condensed Financial Statements

(Unaudited)

For the six months ended September 30, 2020 and 2019

Effective August 2017, the Company entered into an agreement with independent contractor Nishant Goyal to serve as Director of Business Development in India. The Company has not determined the compensation for this position as the Company has not generated any revenues from its projects in India yet. No amounts were incurred or owed as of September 30, 2020 and March 31, 2020.

On July 21, 2018, the Company entered into an agreement with Willis Kavin Ayieko an independent contractor, to serve as Analyst/Representative in Kenya for researching and advising ASI on aviation related projects developed thru his networking and contacts in the aviation community within East Africa. His compensation will consist of a 10% commission of the gross earnings received by ASI for any and all projects developed by him or assigned by Mr. Flynn within East Africa. No amounts were incurred or owed as of September 30, 2020 and March 31, 2020.

Note 9. Income Taxes

The Company files corporate income tax returns in the United States (federal), Virginia and Nevada. The Company is subject to federal, state and local income tax examinations by tax authorities through inception.

The computation of the annual estimated effective tax rate at each period requires certain estimates and significant judgment including, but not limited to, the expected operating income for the year, projections of the proportion of income earned and taxed in various jurisdictions, permanent and temporary differences, and the likelihood of recovering deferred tax assets generated in the current year. The accounting estimates used to compute the provision for income taxes may change as new events occur, more experience is obtained, additional information becomes known or as the tax environment changes.

For the six months ended September 30, 2020 and 2019 the company have recognized income tax expense (benefit) of $0 and $0, respectively, for our estimated federal and state income tax provision including both current and deferred income taxes. As of September 30, 2020, and March 31, 2020 our net deferred tax asset was $0 and $0, respectively.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Deferred tax assets consist primarily of the tax effect of NOL carry-forwards. The Company has provided a full valuation allowance on the deferred tax assets because of the uncertainty regarding its realizability.

F-10

Item 4. Exhibits (Previously Filed)

Exhibit No.	Description
2.1	Articles of Incorporation (1)
2.2	Bylaws (2)
3.1	Subscription Agreement of Brajnandan B. Sahay, dated December 29, 2015 (3)
4.1	Form of Regulation A Subscription Agreement (4)
6.1	Office Space Agreement with Colors Builders & Real Estate Consultants (4)
6.2	Executive Employment Agreement with B.B. Sahay, dated January 1, 2016 (4)
6.3	Affidavit of Understanding related to B.B. Sahay Employment Agreement, dated May 31, 2016 (4)
6.4	Executive Employment Agreement with James Flynn, dated January 1, 2016 (4)
6.5	Affidavit of Understanding related to James Flynn Employment Agreement, dated August 31, 2017 (4)
6.6	Revised Offer of Engagement, Chief Executive Officer, with James Silvester, dated December 22, 2017 (4)
6.7	Offer of Engagement, Vice President, Administration, with Dr. Carl Jacobsen, dated March 13, 2016 (4)
6.8	Offer of Engagement, Director of HR, Administration, with Danette Penenburgh, dated March 1, 2016 (4)
6.9	Revised Engagement Offer Letter with Nishant Goyal, dated August 1, 2017 (4)
6.10	Exclusive Mandate Agreement with ZAV Airways, dated December 18, 2017 (4)
6.11*	Asset Purchase Agreement dated October 19, 2020 by and among ASI Aviation, Inc., Jet X Aerospace, LLC and the Selling Members listed in the Agreement

* Filed herewith.

(1)	Incorporated by reference to Exhibit 3.1 of the Registration Statement on Form S-1 of the Company filed with the Securities and Exchange Commission on July 27, 2016.
(2)	Incorporated by reference to Exhibit 3.2 of the Registration Statement on Form S-1 of the Company filed with the Securities and Exchange Commission on July 27, 2016.
(3)	Incorporated by reference to Exhibit 3.1 of the Preliminary Offering Circular on Form 1-A of the Company filed with the Securities and Exchange Commission on December 29, 2017.
(4)	Incorporated by reference to the indicated Exhibits attached to Amendment No. 1 to the Preliminary Offering Circular on Form 1-A of the Company filed with the Securities and Exchange Commission on February 26, 2018.
(5)	Incorporated by reference to Exhibit 9.1 of the Current Report on Form 1-U of the Company filed with the Securities and Exchange Commission on February 13, 2020.
(6)	Incorporated by reference to Exhibit 6.12 of the Annual Report on Form 1-K of the Company filed with the Securities and Exchange Commission on July 7, 2020.

11

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2020	ASI AVIATION, INC.

/s/ B.B. Sahay
	Name:	B.B. Sahay
	Title:	Chief Executive Officer
(Principal Executive Officer and Principal Financial and Accounting Officer)

12